UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENERPULSE TECHNOLOGIES, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

29278A101

(CUSIP Number)

Dirk W. McDermott

1675 Broadway, Suite 2400

Denver, CO 80202

303-592-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29278A101		13 G

1.	Names of Reporting Persons Altira Technology Fund IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,881(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 78,881(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,881(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

(1)         78,881 shares underlying warrants that are exercisable, except that Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., may be deemed to have sole voting power with respect to such shares, and Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole voting power with respect to such shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         78,881 shares underlying warrants that are exercisable, except that Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., may be deemed to have sole dispositive power with respect to such shares, and Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole dispositive power with respect to such shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101		13 G

1.	Names of Reporting Persons Altira Management IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,881(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 78,881(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,881(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO

(1)         78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P., for whom Altira Management IV LLC serves as general partner, except that Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole voting power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P., for whom Altira Management IV LLC serves as general partner, except that Altira Group LLC, the managing member of Altira Management IV LLC, may be deemed to have sole dispositive power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101		13 G

1.	Names of Reporting Persons Altira Group LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,881(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 78,881(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,881(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO

(1)         78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC is the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and may be deemed to have sole voting power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC is the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and may be deemed to have sole dispositive power with respect to these shares, and Dirk W. McDermott, the managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101		13 G

1.	Names of Reporting Persons Dirk W. McDermott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,881(1)

	6.	Shared Voting Power (2)

	7.	Sole Dispositive Power 78,881(3)

	8.	Shared Dispositive Power (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,881(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

(1)         78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC, the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and Dirk W. McDermott, as managing member of Altira Group LLC, may be deemed to have sole voting power with respect to such shares.

(2)         See response to line 5.

(3)         78,881 shares underlying warrants that are exercisable, which shares are held by Altira Technology Fund IV L.P.  Altira Group LLC, the managing member of Altira Management IV LLC, the general partner of Altira Technology Fund IV L.P., and Dirk W. McDermott, as managing member of Altira Group LLC, may be deemed to have sole dispositive power with respect to such shares.

(4)         See response to line 7.

CUSIP No. 29278A101	13 G

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Altira Technology Fund IV L.P., a Delaware limited partnership (“ATF IV”), Altira Management IV LLC, a Delaware limited liability company (“AM IV”), Altira Group LLC, a Colorado limited liability company (“AG”), and Dirk W. McDermott (“McDermott”) (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1.
(a)	Name of Issuer Enerpulse Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices 2451 Alamo Avenue SE Albuquerque, New Mexico 87106

Item 2.
(a)

Name of Person Filing

This Schedule 13G Statement is filed by Altira Technology Fund IV L.P., a Delaware limited partnership (“ATF IV”), Altira Management IV LLC, a Delaware limited liability company (“AM IV”), Altira Group LLC, a Colorado limited liability company (“AG”), and Dirk W. McDermott (“McDermott”), the sole managing member of AG.  The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

AM IV is the general partner of ATF IV and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATF IV.  AG is the managing member of AM IV and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATF IV.  McDermott is the sole managing member of AG and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by ATF IV and AM IV.

(b)	Address of the Principal Office or, if none, Residence: The address for each of the Reporting Persons is: Altira Group LLC 1675 Broadway, Suite 2400 Denver, CO 80202
(c)	Citizenship ATF IV is a Delaware limited partnership. AM IV is a Delaware limited liability company. AG is a Colorado limited liability company. McDermott is a United States citizen.
(d)	Title of Class of Securities Common stock, par value of $0.001 per share
(e)	CUSIP Number 29278A101

CUSIP No. 29278A101	13 G

Item 3.	Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Number of shares as to which such person has:
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒ Yes

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Please see Item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 29278A101	13 G

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29278A101	13 G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2016

ALTIRA TECHNOLOGY FUND IV L.P.		ALTIRA GROUP LLC

By: Altira Management IV LLC		By:	/s/ Dirk W. McDermott
its general partner		Dirk W. McDermott, managing member

By: Altira Group LLC
its managing member

By:	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member

ALTIRA MANAGEMENT IV LLC		DIRK W. MCDERMOTT

By: Altira Group LLC		/s/ Dirk W. McDermott
its managing member		Dirk W. McDermott

By:	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member

CUSIP No. 29278A101	13 G

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11

CUSIP No. 29278A101	13 G

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Enerpulse Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 1, 2016

ALTIRA TECHNOLOGY FUND IV L.P.		ALTIRA GROUP LLC

By: Altira Management IV LLC		By:	/s/ Dirk W. McDermott
its general partner		Dirk W. McDermott, managing member

By: Altira Group LLC
its managing member

By:	/s/ Dirk W. McDermott	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member		Dirk W. McDermott

ALTIRA MANAGEMENT IV LLC

By: Altira Group LLC
its managing member

By:	/s/ Dirk W. McDermott
Dirk W. McDermott, managing member